UB
7-5-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECUI ... MMISSION

02021135

SEC FILE NUMBER
8- 11206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 28 2002 WASH. D.C. 164 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Jones — 816-756-1060 (Area Code — Telephone No.)
President

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1010 Grand Blvd, Ste 400	Kansas City	Missouri	64106
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UB 7-5-02

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Pat R. Bliss
Notary Public

PAT R. BLISS
NOTARY PUBLIC STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: NOV 15, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Pension & Group Consultants, Inc.

SEC I.D. No. 8-11206

Financial Statements and Supplemental Schedules for the Years Ended April 30, 2002 and 2001 and Independent Auditors' Report, and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 and Pursuant to Regulation 1.10(g) Under the Commodity Exchange Act as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statements of financial condition of National Pension & Group Consultants, Inc. (the "Company") as of April 30, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at April 30, 2002 and 2001, and the results of its operations and its cash flows, for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedule g listed in the accompanying Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 29, 2002

Deloitte
Touche
Tohmatsu

NATIONAL PENSION & GROUP CONSULTANTS, INC.

STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2002 AND 2001

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 709,144	$ 641,274
Receivables	51,624	30,571
Total current assets	760,768	671,845
INVESTMENTS:		
NPGC Fund, L.P.	113,456	106,041
Other investments	3,300	3,300
Total investments	116,756	109,341
DEPOSITS	41,913	14,637
TOTAL	$ 919,437	$ 795,823
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITITES -		
Accounts payable	$ 4,369	$ 11,245
STOCKHOLDER'S EQUITY:		
Common stock, Class A, $10 par, 4,000 shares authorized, 2,400 shares issued and outstanding	24,000	24,000
Common stock, Class B, Non-voting, $10 par, 1,000 shares authorized, no shares issued or outstanding		
Additional paid-in capital	50,000	50,000
Retained earnings	841,068	710,578
Total stockholder's equity	915,068	784,578
TOTAL	$ 919,437	$ 795,823

See notes to financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 65,912	$ 111,347
Net gain on investments	7,415	13,459
Other income	35,167	20,155
Management fees	110,019	97,777
Total revenues	218,513	242,738
EXPENSES:		
Commissions	1,637	10,483
Legal and accounting	9,223	6,409
Management fees	63,858	45,177
Regulatory fees and assessments	8,680	8,278
Miscellaneous	4,625	4,837
Total operating expenses	88,023	75,184
NET INCOME	$ 130,490	$ 167,554

See notes to financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED APRIL 30, 2002 AND 2001

	Common Stock, Class A		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE, May 1, 2000	2,400	$24,000	$50,000	$543,024	$617,024
Net income				167,554	167,554
BALANCE, APRIL 30, 2001	2,400	24,000	50,000	710,578	784,578
Net income				130,490	130,490
BALANCE, APRIL 30, 2002	2,400	$24,000	$50,000	$841,068	$915,068

See notes to financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 130,490	$ 167,554
Adjustments to reconcile net income to net cash provided by operating activities:		
Net gain on investments	(7,415)	(13,459)
Increase in commissions receivables	(21,053)	(15,942)
Increase (decrease) in accounts payable	(6,876)	5,903
Net cash provided by operating activities	95,146	144,056
CASH FLOWS FROM INVESTING ACTIVITIES - Increase in deposits	(27,276)	(14,637)
NET INCREASE IN CASH AND CASH EQUIVALENTS	67,870	129,419
CASH AND CASH EQUIVALENTS, Beginning of year	641,274	511,855
CASH AND CASH EQUIVALENTS, End of year	$ 709,144	$ 641,274

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization - National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was authorized to do business in the State of Missouri as a foreign corporation in October 1971. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company conducts business in investment company products and variable contracts. It does not clear securities transactions, but promptly forwards all funds and securities to other broker/dealers, and does not hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investment in NPGC Fund Limited Partnership - The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund"), a commodity pool, which trades in futures, options and related contracts. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund as of April 30, 2002 and 2001. The Company marks to market its units on a monthly basis, based on the performance of the commodity pool, with the unrealized gains/losses included in the statements of income. Summarized financial information for NPGC Fund as of and for the years ended April 30, 2002 and 2001, respectively, follows:

	2002	2001
Assets	$6,729,527	$6,418,582
Liabilities	31,424	41,352
Partners' equity	$6,698,103	$6,377,230
Investment income	$ 622,235	$1,208,517
Operating expenses	342,566	377,928
Net income	$ 279,669	$ 830,589

Commissions - Commissions are recorded as revenues as earned. Commissions receivable are charged to bad debt expense as they are deemed uncollectible. As of April 30, 2002 and 2001, all commissions were deemed collectible.

Income Taxes - The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as a "small business corporation." Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc., are taxable to the respective shareholders. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to the Company's election of a fiscal year end versus a calendar year end.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification - Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statement presentation

2. RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), and Forrest T. Jones Consulting Company, Inc., FTJ Fundchoice, LLC, and FSL Separate Account M, in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs. The Company had a receivable of $39,528 at April 30, 2002 for common cost allocations. Costs incurred for management fees were $5,050 and $3,588 in 2002 and 2001 respectively.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSL Separate Account M. Pursuant to this agreement, the Company serves as the distributor for the variable annuity insurance contracts. Commissions are paid to FTJ or its designates, based on a percentage of sales and contract value in accordance with the instructions received from FTJ. FTJ has waived its 2001 and 2000 commissions on the variable annuity insurance contracts distributed by the Company. Accordingly, FTJ has waived $36,539 and $82,052 of commissions received from the sale of the variable annuity insurance contracts which is included in commission revenue in the statements of income for the years ended April 30, 2002 and 2001, respectively.

The Company performs management and investment services for NPGC Fund. A management fee of one and one-half percent (.125% per month) of the month-end net asset value is received by the Company. These fees were $110,019 and $90,784 in 2002 and 2001, respectively. The Company pays an annual management fee to the principal officer of NPGC Fund equal to 50% of certain income less the related expenses that the Company receives from NPGC Fund. The commission expense amounted to $58,807 and $52,072 for the years ended April 30, 2002 and 2001, respectively.

As General Partner of NPGC Fund, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purposes of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received approximately $8,000 of incentive fees in 2002. No incentive fees were received in 2001.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

NPGC Fund utilizes derivative financial instruments, primarily futures contracts, but also including options, foreign currency forwards and related contracts for trading purposes. Such contracts are carried at fair value, generally based on quoted market prices, with unrealized gains and losses included in the statements of income.

Futures, forwards and similar contracts provide for the delayed delivery of the underlying instrument. As a writer of options, NPGC Fund receives a premium in exchange for giving the counterparty the right to buy or sell the underlying commodity or security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange. Cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts is limited to the unrealized market valuation gains/losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company's only customer account is carried by Man Financial. All execution and clearing services are also performed by Man Financial. The agreement between the Company and Man Financial stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of April 30, 2002, is not expected to have a material adverse effect on the Company's financial statements.

The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

4. REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $702,908 and $622,732, which was $672,908 and $592,732 in excess of its required net capital of $30,000 as of April 30, 2002 and 2001, respectively. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 and .02 to 1 as of April 30, 2002 and 2001, respectively.

* * * * * *

NATIONAL PENSION & GROUP CONSULTANTS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2002 AND 2001

	2002
TOTAL STOCKHOLDER'S EQUITY	$ 915,068
DEDUCTIONS:	
Investment in NPGC Fund, L.P.	(113,456)
Other investments	(3,300)
Receivable	(51,624)
Deposits	(41,913)
Total deductions	(210,293)
TENTATIVE NET CAPITAL	704,775
SECURITIES HAIRCUTS -	
Money market fund	(1,867)
NET CAPITAL	$ 702,908
AGGREGATE INDEBTEDNESS -	
Accounts payable	$ 4,369
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital require the greater of $5,000 or amount required by National Futures Association	$ (30,000)
EXCESS NET CAPITAL	$ 672,908
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.01 to 1

The computation of net capital as reported in the unaudited part of IIA filing agrees with the audited net capital above.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc. (the "Company") for the year ended April 30, 2002 (on which we issued our report dated May 29, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in making the daily computations of segregations requirements of Section 4d(2) of the Commodity Exchange Act ("CEAct") and the regulations thereunder, and the segregation of funds based upon such computations, or in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 29, 2002